Mail Stop 3561

July 30, 2009

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

>   **Re: EFT BioTech Holdings, Inc.**
>   **Registration Statement on Form 10**
>   **Amendment No. 3 Filed July 17, 2009**
>   **File No. 000-53730**

Dear Mr. Qin:

        We have reviewed your response to our letter dated May 8, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

General

1. Please apply all comments below, if applicable, your Form 10-K for the fiscal year ended March 31, 2009, filed on July 17, 2009.

2. We read in your response to comment one from our letter dated May 8, 2009 that you are a non-accelerated filer rather than a smaller reporting company. If you are a non-accelerated filer, then you are not eligible for the scaled disclosure requirements of a smaller reporting company, and your filing is missing several required disclosures. Therefore, we reissue comment 18, the third bullet point of comment 38, and comment 55 from our comment letter dated January 8, 2009. Specifically, you should revise your filing for the following matters:

    - Revise your disclosure of Selected Financial Data on page 20 to present the required statements of operations and balance sheet data for five years in accordance with Item 301 of Regulation S-K. Please note that for periods before EFT Biotech's inception on September 18, 2007, you should present the financial information of EFT Biotech's predecessors.

    - Revise your audited financial statements to present three years of statements of operations and other comprehensive income, statements of changes in stockholders' equity, and statements of cash flows to comply with Rules 3-02 and 3-04 of Regulation S-X. Similarly, revise your auditors' report to opine on the three year period covered by your financial statements.

- Revise your disclosures under Management's Discussion and Analysis, beginning on page 20, to analyze your results of operations and liquidity for the three year period presented in your audited financial statements.
- If you include interim financial statements in your registration statement, present an interim statement of changes in stockholders' equity for the period from the latest fiscal year end to the interim balance sheet date.
- Finally, revise the cover page of your filing to check the box for "non-accelerated filer."

Item 1. Business, page 3

3. We note your response to comment seven of our letter dated May 8, 2009. However, it remains unclear how placement on the right or left side of the referring affiliate's ID number affects the calculation of awards when it appears that the existence of nine new affiliates on only one side of an affiliate's ID number is sufficient to calculate a "cycle" that earns that affiliate a reward. Please revise your disclosure to clarify.

4. We note your response to comment nine of our letter dated May 8, 2009. The revised disclosure contained in your response does not appear in Item 1 of your filing as indicated. Please revise your filing to include this revised disclosure in Item 1. In addition, please expand this revised disclosure to describe the governmental regulations relating to your receipt, storage and processing of personal identifiable data.

5. Please expand the business section to discuss Excalibur's business. We note that you issued a press release on June 30, 2009 indicating that Excalibur had completed its inaugural Taiwan Straits passenger voyage. You should discuss how the Excalibur business fits within your business plan.

Item 1A. Risk Factors, page 13

6. We note your response to comment ten of our letter dated May 8, 2009. The filing has not been revised as indicated in your response. Please revise the filing accordingly.

Item 2. Financial Information, page 20

Selected Financial Data, page 20

7. Please refer to comment 11 from our letter dated May 8, 2009. As indicated in our previous comment, the financial information presented in your Selected Financial Data must agree to your audited financial statements. However, the amounts that you have titled total revenues and income from continuing operations in your Selected Financial Data do not agree to your financial statements. Please note that these are defined GAAP terms and may not be used to refer to other amounts from your statements of operations. Please revise to present the information required by the first paragraph of Instruction 2 to Item 301 of Regulation S-K.

8. We note that you have labeled your Selected Financial Data for March 31, 2009 and 2008 as unaudited, and we note your footnote one to this table. Since the periods for which you are presenting Selected Financial Data are annual periods for which you have audited financial statements, we believe your use of the term "unaudited" may be confusing as it may imply that these numbers differ from those seen in your audited financial statements presented elsewhere in this filing. Please remove the labels "unaudited" from the top of the columns of data. You also may wish to revise your current footnote one to this table to indicate that the balance sheet data for 2009 and 2008 and the statements of operations data for 2009, 2008, and 2007 has been derived from your audited financial statements presented elsewhere in this filing, and the data presented for earlier periods has been derived from your audited (or unaudited, if true) financial statements for those periods, which are not included in this filing.

9. Please refer to our earlier comment within this comment letter indicating that you should provide Selected Financial Data for five years. Since EFT Biotech was created by combining several entities under common control, to the extent that all of these predecessor companies are not included in the entire five year period presented, and to the extent that this difference in the predecessor companies included in each period contributes to the variations in the amounts shown from year to year, please add a footnote clarifying this matter. Refer to the second paragraph of Instruction 2 to Item 301 of Regulation S-K.

Results of Operations, page 22

10. We note your response to comment 13 in our letter dated May 8, 2009. Notwithstanding your updates to your analysis of the change in revenues for fiscal year 2009 as compared to fiscal year 2008, we still do not believe that you have clearly disclosed how much of the total change in revenues relates to a change in prices of previously existing goods, a change in volumes sold or shipped, or a

change in product mix, for example from the introduction of new products or the discontinuance of previously existing products. Please revise your analysis of the change in revenues for fiscal year 2009 as compared to fiscal year 2008, and for fiscal year 2008 as compared to fiscal year 2007, to better address how changes in price, volume, and product mix each contributed to the total change in revenues, or tell us why this information is not available. Refer to Item 303(a)(3)(iii) of Regulation S-K.

11. We note your addition of gross profit margin in response to comment 14 from our letter dated May 8, 2009. However, we remain unclear as to the reasons why your gross profit margin decreased for the year ended March 31, 2009 as compared to March 31, 2008. Please revise your disclosure to better explain the underlying factors that contributed to this decrease. For example, if there was a shift in the mix of products sold toward products with a lower gross margin, you should state this. As another example, if you lowered the prices of your goods during fiscal year 2009 in an attempt to increase sales, but you were unable to correspondingly lower your costs of goods sold, you should state this.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 36

12. We note your response to comment 21 of our letter dated May 8, 2009. We have reviewed your Code of Business Conduct, and it is not apparent that it contains your policy regarding the board of director's review and approval of related persons transactions. Please advise. In addition, please revise the disclosure in your filing to indicate whether this policy is written. Refer to item 404(b) of Regulation S-K.

Item 11. Description of Registrant's Securities to Be Registered, page 33

13. We note your response to comment 23 of our letter dated May 8, 2009. At times throughout your filing you state that there are 75,983,205 common shares outstanding as of March 31, 2009, and at other times you state that there are 75,983,205 common shares outstanding as of the date of the registration statement. Please revise your disclosure to make it consistent.

Item 13. Financial Statements and Supplementary Data, page F-1

Consolidated Statements of Changes in Stockholders' Equity, page F-6

14. We reissue comment 24 from our letter dated May 8, 2009. Please provide us with the balance sheet for the shell company, EFT Holdings, and the consolidated balance sheet for the operating company, EFT Biotech, immediately prior to the reverse merger. Note that the consolidated balance sheet for EFT Biotech should

include its operating subsidiaries. Please note that we are not asking you to put this information into your Form 10; rather, we are asking for this information to be provided to us within your response letter. These financial statements are necessary for us to evaluate whether you have correctly presented the reverse merger within your financial statements.

15. Refer to comment 38 from our letter dated May 8, 2009. You indicated in your statement of changes in stockholders' equity and your statement of cash flows within your December 31, 2008 Form 10-Q that you received net proceeds of $51,149,412 from your private placement. You also state on page 40 within this Form 10 that you received net proceeds of $51,149,412 from your private placement. However, your statement of changes in stockholders' equity and statement of cash flows for the audited year ended March 31, 2009 indicate that you received net proceeds of $52,831,758 from your private placement. Given your statement on page 40 that your private placement ended on October 25, 2008, it is unclear to us why the net proceeds received from your private placement would change between your interim December 31, 2008 financial statements and your audited annual March 31, 2009 financial statements. Please advise. Additionally, please revise either your financial statements or your disclosures on page 40 to provide consistent information within this filing as to the amount of your net proceeds.

Note 1 – Organization, page F-8

16. We read in your response to comment 26 from our letter dated May 8, 2009 that you revised your disclosure to state that EFT International Ltd. is the operating company that generates substantially all of your net income. However, your filing does not reflect this change. We therefore reissue the second bullet point of comment 38 from our letter dated January 8, 2009 and comment 26 from our letter dated May 8, 2009.

Note 2 – Summary of Significant Accounting Policies, page F-8

Earnings per Share, page F-13

17. We note that you disclose that the weighted-average number of potentially dilutive shares that were excluded from the diluted net income per share calculation for the year ended March 31, 2009 was 6,159,989. Please disclose, if true, that these securities were excluded because the effect would have been antidilutive.

Segment Reporting, page F-14

18. We note from your response to comment 28 from our letter dated May 8, 2009 that you have only one segment. However, it continues to remain unclear to us why you have not disclosed your revenues by type of product consistent with the guidance in paragraph 37 of SFAS 131. If your prior response referring to a wide range of products was intended to indicate that it was impractical to report revenues for each product, please note that this guidance allows you to group similar types of products and does not require disclosure of each individual product. Based on the discussion of your products on pages 5-9 of your filing, it appears that you might group your products into categories such as Nutritional Products, Personal Care Products, and Other for purposes of this disclosure. Alternatively, you may believe that other categories would be more appropriate. Please note that paragraph 7 of SFAS 131 recognizes that providing the disclosure required by paragraph 37 of SFAS 131 may require you to provide limited information that is not used by your management for making operating decisions or assessing performance. It remains unclear to us that your current disclosure, which only disaggregates consolidated revenues into sales revenue and shipping charges, meets the requirements of this guidance. Please explain this matter to us in detail or revise to provide this disclosure.

Recent Accounting Pronouncements, page F-14

19. It is unclear to us how your disclosures under this heading comply with SAB Topic 11:M. Please revise to clearly disclose the potential effects of adoption of these standards on your financial statements.

Note 8 – Investment, page F-17

20. Please explain to us in detail how you determined you did not need to provide separate financial statements for Excalibur to comply with Rule 3-09 of Regulation S-X. In this regard, we note that your investment in Excalibur comprises 25% of your total assets as of March 31, 2009.

21. Please revise this footnote to provide the disclosures indicated by Rule 4-08(g) of Regulation S-X.

Note 13 – Commitment, page F-20

22. We read at the top of page F-21 that your lease for storage space for your sales division in Hong Kong expires on May 7, 2010. Given this statement, please tell us why your tabular presentation of future minimum lease payments for this lease shows that you will lease this property through March 31, 2012.

Item 15. Financial Statements and Exhibits, page F-25

23. We note the following with respect to the loan agreements filed as Exhibits 10.4 to 10.9 in response to comment 36 of our letter dated May 8, 2009:

- You have incorrectly identified the dates of those agreements throughout the filing and in the exhibit index. Please revise your disclosure and the exhibit index to correctly reflect the date of each agreement.
- You have identified the $500,000 loan as a $5,000,000 loan in the exhibit index. Please revise.
- Exhibit 10.7 does not appear to be a loan agreement, as indicated in the exhibit index, but a request for a loan. Please revise the exhibit index to identify the exhibit accurately. In addition, please file the loan agreement.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Virginia K. Sourlis, Esq.
        Via Facsimile